Exhibit 99.1

Execution Version

Underwriting Agreement

August 5, 2022

TC Energy Corporation
450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention:	Joel Hunter, Executive Vice-President and Chief Financial Officer

RBC Dominion Securities Inc. and Scotia Capital Inc., as co-lead underwriters (the Co-Lead Underwriters), and BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Citigroup Global Markets Canada Inc., Deutsche Bank Securities Inc., HSBC Securities (Canada) Inc., Barclays Capital Canada Inc., Merrill Lynch Canada Inc., Mizuho Securities Canada Inc., Truist Securities, Inc., Wells Fargo Securities Canada, Ltd., and ATB Capital Markets Inc. (together with the Co-Lead Underwriters, the Underwriters) understand that TC Energy Corporation (the Corporation) proposes to issue and sell 28,400,000 Common Shares (as hereinafter defined) (the Firm Securities). Subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly, agree to purchase from the Corporation, in the respective percentages provided for in Article 14 hereof, and by its acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all, of the Firm Securities at a price of $63.50 per Firm Security (the Offering Price), being an aggregate purchase price of $1,803,400,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the Over-Allotment Option) to purchase up to an additional 2,840,000 Common Shares (the Option Securities) at a price of $63.50 per Option Security solely to cover the Underwriters’ over-allocation position (as defined in NI 41-101 (as hereinafter defined)), if any, in the sale of the Firm Securities. The Over-Allotment Option may be exercised in whole or in part at any time prior to 5:00 p.m., Calgary time, on the 30th day after the Closing Date (as hereinafter defined) by written notice from the Co-Lead Underwriters on the Underwriters’ behalf to the Corporation, setting forth the aggregate number of Option Securities to be purchased. If the Over-Allotment Option is exercised, the Option Securities shall be purchased by the Underwriters, severally and not jointly, in the same proportion as their respective obligations to purchase the Firm Securities as set forth in Article 14 hereof.

We understand that the Corporation has filed a Base Prospectus (as hereinafter defined) relating to the qualification for distribution of the Securities (as hereinafter defined) in each of the Provinces and Territories (as hereinafter defined), and a Registration Statement (as hereinafter defined) relating to the offer and sale of the Securities in the United States, and is prepared (i) to authorize and issue the Purchased Securities (as hereinafter defined), and (ii) to prepare and file, without delay, (a) a (final) prospectus supplement and all necessary related documents in order to qualify the distribution of the Purchased Securities in each of the Provinces and Territories, and (b) a (final) prospectus supplement in relation to the Purchased Securities with the SEC (as hereinafter defined).

In consideration of the Underwriters’ agreement to purchase the Firm Securities and to offer them to the public, which agreement will result from the acceptance of this offer by the Corporation, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Corporation agrees to pay to the Underwriters a fee (the Underwriting Fee) equal to 3.5% of the aggregate purchase price for the Purchased Securities, being an aggregate fee with respect to the Firm Securities of $63,119,000.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The aggregate purchase price for the Purchased Securities shall be paid by the Underwriters to the Corporation at the Closing Time, the Underwriters shall invoice the Corporation for the Underwriting Fee payable at the Closing Time (or the Option Closing Time, if applicable) and the Corporation shall pay such Underwriting Fee to the Underwriters from the Corporation’s general funds.

The agreement resulting from the acceptance of this letter by the Corporation (herein referred to as this Agreement) shall be subject to the following additional terms and conditions:

Article 1
Definitions

1.1	In this Agreement:

ASC means the Alberta Securities Commission;

Base Prospectus means the English and French language versions (unless the context indicates otherwise) of the (final) short form base shelf prospectus of the Corporation dated January 22, 2021 filed in connection with the qualification for distribution of the Securities in each of the Provinces and Territories and, unless the context otherwise requires, includes all documents incorporated therein by reference;

Canadian Preliminary Prospectus Supplement means the English and French language versions (unless the context indicates otherwise) of the preliminary prospectus supplement dated August 4, 2022 to the Base Prospectus which describes the Common Shares and the offering thereof and is used by the Underwriters prior to the filing of the Prospectus Supplement;

Canadian Securities Laws means the securities acts or similar statutes of the Provinces and Territories and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

Closing Date means August 10, 2022, or such other date as the Co-Lead Underwriters and the Corporation may agree upon in writing, but in any event not later than August 31, 2022;

Closing Time means 6:00 a.m. (Calgary time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as the Co-Lead Underwriters and the Corporation may agree upon;

Common Shares means the Common Shares in the capital of the Corporation;

comparables has the meaning given to that term in NI 41-101;

Deutsche Bank has the meaning specified in section 5.1;

Designated Underwriter means RBC Dominion Securities Inc. as “lead underwriter” within the meaning of NI 41-101;

Disclosure Package means (i) the U.S. Base Prospectus, together with the U.S. Preliminary Prospectus Supplement, as amended and supplemented prior to the Initial Sale Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Annex D hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

distribution has the meaning attributed thereto under applicable Canadian Securities Laws;

EDGAR means the Electronic Data Gathering, Analysis, and Retrieval, an automated electronic system maintained by the SEC for the filing and dissemination of documents submitted to the SEC in electronic format;

Effective Date means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;

Environmental Laws shall mean any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;

Execution Time means the date and time that this Agreement is executed and delivered by the parties hereto;

Financial Information means (i) the audited comparative consolidated financial statements of the Corporation as at December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021 including the auditors’ report and notes in respect thereof and (ii) the unaudited comparative consolidated financial statements of the Corporation for the three and six months ended June 30, 2022;

FINRA means the Financial Industry Regulatory Authority, Inc.;

Form F-10 means Form F-10 under the U.S. Securities Act;

Free Writing Prospectus means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;

Initial Sale Time has the meaning specified in section 3.3(c);

Issuer Free Writing Prospectus means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;

marketing materials has the meaning ascribed thereto in NI 41-101;

material change, material fact and misrepresentation have the meanings attributed thereto under applicable Canadian Securities Laws;

NI 41-101 means National Instrument 41-101, General Prospectus Requirements adopted by the Securities Commissions;

NI 44-101 means National Instrument 44-101, Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

NI 44-102 means National Instrument 44-102, Shelf Distributions adopted by the Securities Commissions in respect of shelf distributions;

Option Closing Date has the meaning specified in section 8.2;

Passport Receipt means the receipt issued by the ASC, which is deemed to also be a receipt of the other Securities Commissions pursuant to the Prospectus Review Procedures, for the Base Prospectus;

Prospectus Amendment means the English and French language versions (unless the context otherwise indicates) of any amendment to the Base Prospectus, other than merely by incorporation by reference of Subsequent Disclosure Documents;

Prospectus Review Procedures means the procedures for prospectus review in multiple jurisdictions provided for under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions, of the Securities Commissions and Multilateral Instrument 11-102 - Passport System, of the Securities Commissions (other than the Ontario Securities Commission);

Prospectus Supplement means the English and French language versions (unless the context indicates otherwise) of the (final) prospectus supplement of the Corporation to be filed, which, together with the Base Prospectus, will qualify the distribution of the Purchased Securities in each of the Provinces and Territories;

provides and derivations thereof, where used in reference to marketing materials, shall have the meaning ascribed to such term in NI 41-101;

Provinces and Territories means all of the provinces and territories of Canada;

Public Record means all documents incorporated by reference in the Base Prospectus and all information filed by or on behalf of the Corporation with the Securities Commissions, after December 31, 2021 in compliance or intended compliance with applicable Canadian Securities Laws;

Purchased Securities means the Firm Securities and the Option Securities;

Registration Statement means, collectively, the various parts of the registration statement of the Corporation on Form F-10 (File No. 333-252123), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post effective amendment thereto, and including any prospectus supplement relating to the Common Shares that is filed with the SEC and deemed part of such registration statement;

SEC means the United States Securities and Exchange Commission;

Securities means Common Shares, first preferred shares, second preferred shares and subscription receipts of the Corporation;

Securities Commissions means the securities commissions or similar securities regulatory authorities in the Provinces and Territories;

SEDAR means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval;

Selling Firms has the meaning specified in section 5.1;

Shelf Procedures means the rules and procedures established pursuant to NI 44-102;

Subsequent Disclosure Documents means any financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Corporation after the date of this Agreement which are, or are deemed to be, incorporated by reference into the Base Prospectus or any Prospectus Amendment;

Tax Act means the Income Tax Act (Canada) and the regulations thereunder;

template version has the meaning ascribed thereto under NI 41-101 and includes any revised template version of the marketing materials as contemplated by NI 41-101;

Truist has the meaning specified in section 5.1;

U.S. Base Prospectus means the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the SEC on or prior to the Initial Sale Time (including, unless the context otherwise requires, the documents incorporated by reference therein);

U.S. Exchange Act means the United States Securities Exchange Act of 1934, as amended;

U.S. Final Prospectus means the U.S. Base Prospectus together with the first prospectus supplement containing pricing information with respect to the Common Shares relating to the offering of Common Shares filed with the SEC pursuant to General Instruction II.L. of Form F-10 (including the documents incorporated by reference therein);

U.S. Preliminary Prospectus Supplement means the preliminary prospectus supplement dated August 4, 2022 to the U.S. Base Prospectus which describes the Common Shares and the offering thereof and is used by the Underwriters prior to the filing of the U.S. Final Prospectus; and

U.S. Securities Act means the United States Securities Act of 1933, as amended.

Any reference herein to the terms amend, amendment or supplement with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement, the U.S. Base Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under Canadian Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement, the U.S. Base Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

Article 2
Filing of Prospectus Supplement

2.1          The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:

(a)	it has elected to rely upon the Shelf Procedures, has prepared and filed the Base Prospectus (in English and French) and all such other documents as are required under applicable Canadian Securities Laws (in English and, as required, in French), utilizing the Prospectus Review Procedures and has obtained a Passport Receipt dated January 22, 2021 in respect of the Base Prospectus evidencing that final receipts of the Securities Commissions in each of the Provinces and Territories have been issued or been deemed to have been issued;

(b)	the Corporation meets the general eligibility requirements for use of Form F-10 and has filed the Registration Statement and an amendment thereto in respect of the Securities and an appointment of agent for service of process on Form F-X (the Form F-X) in conjunction with the filing of the Registration Statement with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Prospectus, each in the form heretofore delivered or to be delivered to the Co-Lead Underwriters, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Prospectus contained therein, for delivery by them to each of the other Underwriters, became effective under the U.S. Securities Act in such form; and no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Prospectus has heretofore been filed with the Securities Commissions, except for any documents filed with the SEC or the Securities Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Co-Lead Underwriters for delivery by them to each of the other Underwriters;

(c)	no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Corporation’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC; and

(d)	it has filed or shall promptly file the Canadian Preliminary Prospectus Supplement and the U.S. Preliminary Prospectus Supplement in the form previously delivered to the Underwriters with the Securities Commissions and with the SEC.

The Corporation shall prepare and file as soon as reasonably possible and, in any event, not later than 9:00 p.m. (Calgary time) on August 5, 2022 (or such later date and time as may be agreed to in writing by the Co-Lead Underwriters), the Prospectus Supplement and all such other documents as are required under applicable Canadian Securities Laws (in English and in French, as appropriate) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Provinces and Territories through the Underwriters or any other investment dealer or broker registered in the applicable Provinces and Territories. As soon as possible thereafter, the Corporation shall file the U.S. Final Prospectus with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in the United States.

2.2          The Corporation agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of, and approve the form and content of, the Prospectus Supplement and such other documents as may be required under applicable Canadian Securities Laws to qualify the distribution of the Purchased Securities in the Provinces and Territories and as may be required under applicable U.S. securities laws to register the offer and sale of the Purchased Securities in the United States, in each case acting reasonably, and to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to:

(a)	confirm the Public Record is accurate and current in all material respects;

(b)	fulfill the Underwriters’ obligations as underwriters; and

(c)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement required to be executed by the Underwriters.

2.3           After the filing of the Prospectus Supplement and until the conclusion of the distribution of the Purchased Securities, the Corporation shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Purchased Securities in each of the Provinces and Territories and the offer and sale of the Purchased Securities in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.4	During the period commencing on the Execution Time and ending on the completion of the distribution of the Purchased Securities:

(a)	the Corporation shall approve in writing the template version of any marketing materials prepared by the Designated Underwriter and proposed to be provided by the Underwriters to any potential investor of Purchased Securities, any such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Corporation, in its sole discretion;

(b)	the Designated Underwriter shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time such marketing materials are provided to potential investors of Purchased Securities;

(c)	the Corporation shall file a template version of the English version of any such marketing materials on SEDAR on or before the day the marketing materials are first provided to any potential investor of Purchased Securities, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions, and provided further that such comparables shall not be removed from the version filed with the SEC pursuant to Rule 433(d) under the U.S. Securities Act referred to below), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing, and the Corporation shall file any such marketing materials with the SEC pursuant to Rule 433(d) under the U.S. Securities Act on or before the day such marketing materials are first provided to any potential investor of Purchased Securities, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied. The French language version of any such marketing materials shall be filed on SEDAR prior to or concurrently with the filing of the Prospectus Supplement as contemplated herein and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals set forth in sections 2.4(a) and (b), the Underwriters may provide a limited-use version of such marketing materials that complies with Section 9.A3(2) of NI 44-102 to potential investors of Purchased Securities in accordance with Canadian Securities Laws.

2.5           The Corporation and the Designated Underwriter, on behalf of the Underwriters, approve the marketing materials attached as Annex D hereto.

2.6          The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Purchased Securities with any marketing materials except for marketing materials or any limited-use versions thereof which have been approved as contemplated in section 2.4, and then only to potential investors in the Provinces and Territories.

Article 3
Delivery of the Prospectus Supplement and Related Documents

3.1          The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)	copies of the Base Prospectus, in the English and French languages, as filed with the Securities Commissions in the Provinces and Territories and copies of all documents or information incorporated by reference therein which are not available on SEDAR and have not previously been delivered to the Underwriters;

(b)	copies of the Registration Statement, including the U.S. Base Prospectus, as filed with the SEC and copies of all exhibits and documents filed therewith which are not available on SEDAR and have not previously been delivered to the Underwriters;

(c)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(i)	copies of the Prospectus Supplement in the English and French languages, signed as required by Canadian Securities Laws;

(ii)	copies of the Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10) filed with the SEC; and

(iii)	copies of any documents incorporated by reference therein which are not available on SEDAR and have not previously been delivered to the Underwriters;

(d)	as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by Canadian Securities Laws, and any amendment to the Registration Statement;

(e)	as soon as they are available, copies of any documents incorporated by reference in or exhibits to any Prospectus Amendment which have not been previously available on SEDAR or EDGAR or delivered to the Underwriters;

(f)	at the time of delivery of the French language version of the Prospectus Supplement to the Underwriters pursuant to this section 3.1:

(i)	an opinion of the Corporation’s counsel in Québec addressed to the Underwriters and dated the date of the Prospectus Supplement to the effect that the French language version of the Base Prospectus and the Prospectus Supplement and of any documents in the French language incorporated therein by reference, including any marketing materials (except for any financial statements and financial information which are the subject of the opinion of the Corporation’s auditors referred to below, as to which no opinion need be expressed by Québec counsel) is in all material respects a complete and accurate translation thereof in the English language; and

(ii)	an opinion of the Corporation’s auditors addressed to the Underwriters and dated the date of the Prospectus Supplement to the effect that the French version of the Financial Information set forth in or incorporated by reference in the Base Prospectus or Prospectus Supplement, as applicable, is in all material respects a complete and accurate translation thereof in the English language; and

(g)	at the Execution Time and at the time of delivery of any Prospectus Amendment, as the case may be, a comfort letter from the Corporation’s auditors addressed to the Underwriters and dated the date of the Execution Time or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries, as applicable, contained in any such document, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. Such letter shall also state that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Corporation incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC.

3.2          The delivery to the Underwriters of the filed Prospectus Supplement shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)	the information and statements contained in the Base Prospectus, as supplemented by the Prospectus Supplement (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Purchased Securities as required by Canadian Securities Laws; and

(b)	the Base Prospectus, as supplemented by the Prospectus Supplement, does not contain a misrepresentation within the meaning of Canadian Securities Laws provided that such representation and warranty shall not be provided in respect of any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein.

Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Prospectus Supplement by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and Territories and elsewhere outside the United States in compliance with this Agreement and applicable securities laws.

3.3          The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)	the documents incorporated by reference in the Base Prospectus, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of Canadian Securities Laws; the documents included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the SEC, as the case may be, conformed in all material respects to any applicable requirements of the U.S. Exchange Act when they were filed with the SEC; and any further documents so filed and incorporated by reference in the Base Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws, or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)	on the Effective Date, the Registration Statement did, and on the date it was first filed and at the Closing Time (including on any Option Closing Date), the U.S. Final Prospectus did and will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date each was first filed, the Base Prospectus as supplemented by the Canadian Preliminary Prospectus Supplement did and, when supplemented by the Prospectus Supplement, will, and at the Closing Time the Base Prospectus and the Prospectus Supplement will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, as of the Effective Date, including the Base Prospectus contained therein, and in each case at the Execution Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Base Prospectus as supplemented by the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus will not, as of the filing date of the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, respectively, and as of the Closing Time (including on any Option Closing Date), contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion in the Registration Statement, the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement or the U.S. Final Prospectus;

(c)	as of 4:34 p.m. (Eastern time) on August 4, 2022 (the Initial Sale Time) and as of the Closing Time (including on any Option Closing Date), the Disclosure Package did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein;

(d)	at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Purchased Securities, the Corporation was not an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Co-Lead Underwriters have notified the Corporation of the earliest time that an offering participant made a bona fide offer of the Purchased Securities; and

(e)	each Issuer Free Writing Prospectus does not and will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly the Co-Lead Underwriters so that any use of the Disclosure Package may cease until it is amended or supplemented; and each Issuer Free Writing Prospectus will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for use therein.

Article 4
Commercial Copies of Prospectus Supplement

4.1           The Corporation shall deliver, or cause to be delivered, to the Underwriters, as soon as practicable and in any event no later than noon (local time) on the second calendar day following the date of the filing of the Prospectus Supplement with the Securities Commissions, or the first business day thereafter, at offices designated by the Underwriters, such number of commercial copies of the Prospectus Supplement and the U.S. Final Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Prospectus Supplement and the U.S. Final Prospectus. The Corporation shall, until the conclusion of the distribution of the Purchased Securities as soon as possible following a reasonable request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Prospectus Supplement and the U.S. Final Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.2           The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to section 4.1, the number of copies of any documents incorporated, or containing information incorporated by reference in the Base Prospectus, Prospectus Supplement or the U.S. Final Prospectus and of any Subsequent Disclosure Documents or any Prospectus Amendment or amendment to the U.S. Base Prospectus or the U.S. Final Prospectus which the Underwriters may from time to time reasonably request; provided that if such documents or information are filed on SEDAR and/or EDGAR, as applicable, and generally available to the public, such documents or information shall be deemed to have been delivered in satisfaction of this request.

Article 5
Distribution of Purchased Securities

5.1           Each of the Underwriters, other than Deutsche Bank Securities Inc. (Deutsche Bank) and Truist Securities, Inc. (Truist), covenants and agrees with the Corporation to offer the Purchased Securities for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the Selling Firms), only in compliance with applicable Canadian Securities Laws and applicable U.S. federal securities laws, upon the terms and conditions set forth in the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement. Each of Deutsche Bank and Truist, severally (and not jointly), covenants and agrees with the Corporation that (a) it and any Selling Firm appointed by it will only sell Purchased Securities outside of Canada in accordance with applicable Canadian Securities Laws and applicable U.S. federal securities laws, upon the terms and conditions set forth in the Prospectus Supplement or U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement, and (b) it will not, directly or indirectly, advertise or solicit offers to purchase or sell Purchased Securities in Canada. At the Closing Time, each of Deutsche Bank and Truist and any Selling Firm appointed by each such underwriter, shall deliver a certificate to the Corporation and the Co-Lead Underwriters confirming that, to the best of its knowledge, it has not sold any Purchased Securities to any residents of Canada. For the avoidance of doubt, neither Deutsche Bank nor Truist is acting as an underwriter of the Purchased Securities in the Provinces and Territories and no action on the part of either Deutsche Bank or Truist in its capacity as an underwriter of the offering of the Purchased Securities in the United States will create any impression or support any conclusion that it is acting as an underwriter of the Purchased Securities in the Provinces and Territories.

5.2           Each of the Underwriters covenants and agrees with the Corporation:

(a)	to offer the Purchased Securities for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Purchased Securities, upon the terms and conditions set forth in the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement;

(b)	to use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Purchased Securities as soon as possible after the Closing Time; and

(c)	to comply with applicable Canadian Securities Laws and applicable U.S. federal securities laws with respect to the use of “green sheets” and other marketing materials.

5.3           The Underwriters may offer the Purchased Securities at a price less than the Offering Price in compliance with Securities Laws and, specifically in the case of any Purchased Securities offered in the Provinces and Territories, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Canadian Preliminary Prospectus Supplement and will be contained in the Prospectus Supplement. The Underwriters will inform the Corporation if the Offering Price is reduced. Any such reduction in the price at which the Purchased Securities are offered will not affect the purchase price payable by the Underwriters to the Corporation provided for herein.

5.4           For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Purchased Securities is qualified in each of the Provinces and Territories and that the sale of the Purchased Securities has been registered under U.S. federal securities laws unless the Underwriters receive notice to the contrary from the Corporation or any applicable securities regulatory authority.

5.5           No Underwriter will be liable to the Corporation under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) or the Corporation under this Agreement if the Underwriter first mentioned is not itself in violation.

5.6           The Co-Lead Underwriters will notify the Corporation when, in their opinion, the Underwriters have ceased distribution of the Purchased Securities and shall, as soon as practicable, and, in any event, no later than 25 days thereafter, provide the Corporation with a breakdown of the number of Purchased Securities distributed in each of the Provinces and Territories where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

Article 6
Material Changes

6.1	(a)	During the period from the date hereof until the completion of the distribution of the Purchased Securities and at any time when a prospectus relating to the Purchased Securities is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Underwriters, in writing, with full particulars of:

(i)	any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), earnings, capital or ownership or condition (financial or otherwise) of the Corporation or any of its subsidiaries;

(ii)	any change in any matter covered by a statement contained in the Base Prospectus, the Registration Statement, the Prospectus Supplement, the U.S. Final Prospectus, any Subsequent Disclosure Documents or any Prospectus Amendment or amendment or supplement to any of them or any other part of the documents incorporated by reference therein; or

(iii)	any other fact, event or circumstance in respect of the Corporation or its subsidiaries;

of which it is aware and which:

(iv)	is, or may be, of such a nature as to render the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment or any other part of the documents incorporated by reference therein misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any applicable Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Purchased Securities; or

(v)	results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

(b)	The Corporation shall in good faith discuss with the Co-Lead Underwriters on behalf of the Underwriters, any change, event or circumstance (actual or proposed within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.2 below.

6.2          During the period commencing on the Execution Time and ending on the completion of the distribution of the Purchased Securities, the Corporation shall promptly comply to the reasonable satisfaction of the Underwriters and their counsel with any applicable filing and other requirements under Canadian Securities Laws or the U.S. Securities Act or the rules thereunder arising as a result of any change, event or circumstance referred to in section 6.1 above and shall prepare and file under all applicable Canadian Securities Laws and under the U.S. Securities Act and the rules thereunder, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Canadian Securities Laws and under the U.S. Securities Act and the rules thereunder, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus as may be required under applicable Canadian Securities Laws or the U.S. Securities Act or the rules thereunder; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to the Underwriters and the Underwriters’ counsel a copy of each Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus signed as required by applicable Canadian Securities Laws and U.S. federal securities laws and each Subsequent Disclosure Document in the English and French languages, such number of commercial copies of each Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus as the Underwriters may reasonably request, in the same manner as set forth in section 4.1 hereof, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement or the U.S. Final Prospectus substantially similar to those referred to in sections 3.1(f) and (g) above.

6.3           The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Corporation, with respect to the Base Prospectus and the Prospectus Supplement, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of section 3.2 above. Such delivery shall also constitute the consent of the Corporation to the use of the Base Prospectus and the Prospectus Supplement, as amended, by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and Territories and elsewhere outside the United States; provided that the use of the U.S. Final Prospectus, as amended, and the distribution of the Purchased Securities by the Underwriters is conducted in compliance with this Agreement and applicable securities laws, including Canadian Securities Laws and the securities laws of any other jurisdiction in which the Purchased Securities are offered or sold.

6.4           During the period commencing on the Execution Time and ending on the completion of the distribution of the Purchased Securities, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)	any request of any Securities Commission or the SEC for any amendment to the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto or any part of the Public Record or for any additional information;

(b)	the issuance by any Securities Commission, the SEC, or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or, to the knowledge of the Corporation, threat of institution of any proceedings for that purpose; or

(c)	the receipt by the Corporation of any communication from any Securities Commission, the SEC, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority relating to the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto, any other part of the Public Record or the distribution of the Purchased Securities.

Article 7
Representations, Warranties and Covenants

7.1          The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:

(a)	the Corporation has been duly incorporated and is validly existing under the laws of Canada and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Prospectus Supplement, the Base Prospectus, the Disclosure Package and the U.S. Final Prospectus and to own and lease its properties and assets as will be described in the Prospectus Supplement, the Base Prospectus, the Disclosure Package and the U.S. Final Prospectus in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets;

(b)	each of the Corporation’s subsidiaries has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate, partnership or limited liability company power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Prospectus Supplement, the Base Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(c)	each of the Corporation and the Corporation’s subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which it carries on a material portion of its business and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated, except to the extent that the failure to so comply or to be so licensed, registered or qualified would not have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), and all such licenses, registrations or qualifications which are material are valid and existing in good standing;

(d)	none of the Corporation or its subsidiaries is in violation of its constating documents or its by-laws, in any material respect; and none of the Corporation or its subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject which would have a material adverse effect on the Corporation and its subsidiaries (taken as a whole);

(e)	the Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Blake, Cassels & Graydon LLP referred to in Section 9.1(e) hereof;

(f)	except as shall have been made or obtained on or before the Closing Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Purchased Securities;

(g)	the Corporation had or has, as applicable, the necessary corporate power and authority to deliver, execute, and/or file, as applicable, the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, and, if applicable, will have the necessary corporate power and authority to execute, deliver and/or file any Prospectus Amendment and any amendment to the Registration Statement prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the delivery, execution, and/or filing, as applicable, by it of the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, as the case may be, in each of the Provinces and Territories under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable;

(h)	except as has or will be disclosed in or contemplated by the Base Prospectus, the Prospectus Supplement or any Prospectus Amendment and by the Disclosure Package and the U.S. Final Prospectus, subsequent to December 31, 2021, there has not been any material adverse change, actual or to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole);

(i)	the Financial Information presents fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Canadian Securities Laws and the U.S. Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Base Prospectus, the Prospectus Supplement, the Disclosure Package, the U.S. Final Prospectus or the Registration Statement will fairly present, on the basis stated therein, the information included therein;

(j)	there is no action, suit or proceeding (whether or not purportedly by or on behalf of, the Corporation or the Corporation’s subsidiaries) pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Corporation or any of its subsidiaries, domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Corporation and its subsidiaries (taken as a whole) (financial or otherwise);

(k)	the Corporation is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement and the distribution of the Purchased Securities by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, (i) any material term or provision of the articles, by-laws or resolutions of the directors (or any committee thereof) or the shareholders of the Corporation, or its subsidiaries, as applicable; (ii) in any material respect, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document of which any of the Corporation, or its subsidiaries, is a party or by which it is bound; or (iii) in any material respect, any judgment, decree, order, statute, rule or regulation applicable to the Corporation;

(l)	the Corporation is authorized to issue an unlimited number of Common Shares of which, as at August 4, 2022, 983,537,133 Common Shares are issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable and an unlimited number of first preferred shares in the capital of the Corporation, issuable in series, which, as at August 4, 2022, 14,577,184 Series 1 first preferred shares, 7,422,816 Series 2 first preferred shares, 9,997,177 Series 3 first preferred shares, 4,002,823 Series 4 first preferred shares, 12,070,593 Series 5 first preferred shares, 1,929,407 Series 6 first preferred shares, 24,000,000 Series 7 first preferred shares, 18,000,000 Series 9 first preferred shares, and 10,000,000 Series 11 first preferred shares are outstanding, and an unlimited number of second preferred shares in the capital of the Corporation, issuable in series, none of which are issued and outstanding as at the date hereof;

(m)	when issued in accordance with the terms of this Agreement, all of the Purchased Securities will have been duly and validly created, and issued as fully paid and non-assessable;

(n)	except as provided for herein and under the Corporation’s stock option plan, dividend reinvestment and share purchase plan, shareholder rights plan, executive share unit plan, share unit plan for non-employee directors (1998) and 401(k) plans, no person now has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares;

(o)	no Securities Commission or similar regulatory authority or the Toronto Stock Exchange or the New York Stock Exchange or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any requirement of Canadian Securities Laws or of the U.S. Exchange Act, the U.S. Securities Act or the regulations thereunder;

(p)	the issued and outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange and the Purchased Securities will be conditionally approved for listing and posting for trading on the Toronto Stock Exchange and the New York Stock Exchange by no later than the Closing Date;

(q)	the Corporation is a reporting issuer or the equivalent thereof in each of the Provinces and Territories where such concept exists;

(r)	Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States;

(s)	the Corporation is qualified to file a short form base shelf prospectus in accordance with the provisions of NI 44-102 in each of the Provinces and Territories and the Passport Receipt remains effective as at the date hereof;

(t)	the Corporation is not and, after giving effect to the offering and sale of the Firm Securities and, if applicable, the Option Securities and the application of the proceeds as described in the Base Prospectus, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(u)	KPMG LLP, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference, or to be included or incorporated by reference in the Base Prospectus, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus, are independent chartered accountants with respect to the Corporation within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the applicable published rules and regulations thereunder;

(v)	the Corporation has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Purchased Securities;

(w)	there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Prospectus Supplement, the Disclosure Package or the U.S. Final Prospectus under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, will be accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(x)	except as set forth in or contemplated in the Base Prospectus, the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus, the Corporation and its subsidiaries, are (i) in substantial compliance with all applicable Environmental Laws, (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business. Except as set forth in the Base Prospectus, the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus, neither the Corporation nor any of its subsidiaries, has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation except as would not, individually or in the aggregate, have a material adverse effect on the Corporation and its subsidiaries (taken as a whole);

(y)	the Corporation will promptly file all reports required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Purchased Securities, and during such same period will advise the Co-Lead Underwriters, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Purchased Securities, of the suspension of the qualification of such Purchased Securities for offering or sale in any of the Provinces and Territories and the United States, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Registration Statement, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus or for additional information relating to the Purchased Securities; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Purchased Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Purchased Securities or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(z)	as soon as practicable, the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder; and

(aa)	the Corporation will arrange, if necessary, for the qualification of the Purchased Securities for sale under the laws of the Provinces and Territories and the offer and sale of the Purchased Securities in the United States and any state therein and will maintain such qualifications in effect so long as required for the distribution of the Purchased Securities; provided that in no event shall the Corporation be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Purchased Securities, in any jurisdiction where it is not now so subject.

7.2           The Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Corporation from the Underwriters from the sale of the Purchased Securities will be used for the purposes to be described in the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.

7.3           Except as contemplated by this Agreement, during the period commencing on the Execution Time and ending on the date which is 90 days from the closing of the distribution of the Purchased Securities contemplated hereunder, the Corporation will not, without the prior written consent of the Co-Lead Underwriters, after consultation with the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares or financial instruments or securities convertible or exchangeable into Common Shares or publicly announce its intention to do so or file a prospectus or registration statement with a Securities Commission or the SEC in respect thereof, except pursuant to the Corporation’s stock option plan; dividend reinvestment and share purchase plan; shareholder rights plan; and share unit plan for non-employee directors (1998).

7.4           Unless the Corporation and the Co-Lead Underwriters otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Purchased Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Annex D hereto. Any such Free Writing Prospectus consented to by the Co-Lead Underwriters or the Corporation is hereinafter referred to as a Permitted Free Writing Prospectus. The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

Article 8
Closing

8.1           The closing shall take place at the Closing Time at the offices of the Corporation in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Corporation and the Co-Lead Underwriters.

8.2           The closing of the purchase and sale of any Option Securities shall be completed at the Closing Time on such date (the Option Closing Date), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice hereinafter referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from the Co-Lead Underwriters, on behalf of the Underwriters, to the Corporation of the Underwriters’ determination to purchase that number of Option Securities specified in such notice. The closing of the purchase and sale of any Option Securities shall be completed at the offices of the Corporation in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Corporation and the Co-Lead Underwriters. If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Securities shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Securities at the Closing Time on the Option Closing Date.

8.3           At the Closing Time, the Corporation shall deliver to CDS Clearing and Depository Services Inc. (CDS), on behalf of the Underwriters, in electronic or certificated form, the Purchased Securities registered in the name of “CDS & Co.” or in such other name or names as the Co-Lead Underwriters may notify the Corporation not less than one business day before the Closing Date. The Co-Lead Underwriters, on behalf of the Underwriters, shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Purchased Securities to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Purchased Securities are to be allocated in the book-based system. The delivery of the Purchased Securities, in electronic or certificated form, to CDS shall be made against payment by the Underwriters to the Corporation at the Closing Time of the aggregate purchase price for the Purchased Securities purchased by the Underwriters by wire transfer in immediately available funds as directed by the Corporation.

8.4           At the Closing Time, the Corporation shall pay the Underwriting Fee to the Underwriters by wire transfer in immediately available funds as directed by the Underwriters.

Article 9
Conditions Precedent

9.1          The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Corporation covenants to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have. At the Closing Time:

(a)	the Underwriters shall have received certificates of the Corporation, dated the Closing Date, signed on behalf of the Corporation by its President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer or such other senior officers satisfactory to the Underwriters, certifying that:

(i)	the Corporation has, in all material respects, complied with and satisfied all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation contained herein are true and correct in all material respects (except in the case of such representations and warranties that are qualified by a “material adverse effect” or other concepts of materiality, in which case such representations and warranties shall be true and correct in all respects as so qualified) as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)	no event of a nature referred to in section 10.1(a), (b), (c) or (d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened; and

(iv)	there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries (taken as a whole) from that disclosed in the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus,

and the Underwriters shall have no knowledge to the contrary;

(b)	the Corporation shall have furnished to the Underwriters evidence that the Purchased Securities have been conditionally approved for listing and trading on the Toronto Stock Exchange and the New York Stock Exchange on the Closing Date;

(c)	the Underwriters shall have received a legal opinion, dated the Closing Date, from Québec counsel to the Corporation as to compliance with the laws of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Purchased Securities, which opinion shall be in form and substance satisfactory to the Underwriters’ counsel, acting reasonably;

(d)	the Underwriters shall have received a comfort letter of the Corporation’s auditors addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter of such auditors referred to in section 3.1(g) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(e)	the Underwriters shall have received legal opinions, dated the Closing Date, from Mayer Brown LLP, U.S. counsel for the Corporation, to the effect set forth in Annex A hereto, from in-house counsel to the Corporation, to the effect set forth in Annex B hereto, from Blake, Cassels & Graydon LLP, Canadian counsel for the Corporation, to the effect set forth in Annex C hereto, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, with respect to the issuance and sale of the Purchased Securities in the United States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require, and from Norton Rose Fulbright Canada LLP, Canadian counsel for the Underwriters with respect to the issuance and sale of the Purchased Securities in Canada, the Base Prospectus and the Prospectus Supplement and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation and that counsel for the Underwriters and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(f)	the Underwriters shall have received written confirmation from the Corporation’s registrar and transfer agent of the number of Common Shares issued and outstanding as of the day immediately prior to the Closing Date;

(g)	if the Registration Statement has been filed with FINRA for review, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms or other arrangements or transactions, contemplated hereby which remain unresolved; and

(h)	prior to the Closing Time, the Corporation shall have furnished to the Co-Lead Underwriters such further information, certificates and documents as the Co-Lead Underwriters may reasonably request.

Article 10
Termination

10.1         In addition to any other remedies which may be available to the Underwriters, the Underwriters (collectively, or any one of them individually) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, if prior to the Closing Time:

(a)	any order to cease or suspend trading in any securities of the Corporation or any of its subsidiaries, or prohibiting or restricting the distribution of the Purchased Securities is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Purchased Securities has been issued, or proceedings are announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)	any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its subsidiaries is announced or commenced or any order is issued by any Securities Commission or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them) acting reasonably, the announcement, commencement or issuance thereof, or change, as the case may be, materially adversely affects the trading or distribution of the Purchased Securities;

(c)	the Corporation shall be in material breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement;

(d)	(i) there shall occur any change as is contemplated in section 6.1(a) hereof (other than a change related solely to the Underwriters), or (ii) as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, in either case, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Purchased Securities; or

(e)	there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, matters caused by, or related to or resulting from, COVID-19, but only to the extent there are material adverse developments related thereto after the date hereof) or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriters (or any one of them) acting reasonably: (i) materially adversely affects, or involves, or will materially adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole); or (ii) is expected to prevent, suspend or materially restrict the trading in the Purchased Securities as contemplated by the Base Prospectus, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.

Any such termination shall be effected by an Underwriter or the Underwriters giving written notice to the Corporation at any time prior to the Closing Time. In the event of a termination by the Underwriters pursuant to this section 10.1, there shall be no further liability on the part of the Underwriters or of the Corporation to the Underwriters except in respect of the payment of such of the expenses referred to in Article 13 hereof payable by the Corporation as shall previously have been incurred and any liability of the Corporation to the Underwriters which may have arisen or may thereafter arise under Article 12 hereof.

Article 11
Conditions

11.1        All terms and conditions of this Agreement shall be construed as conditions and any material breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Securities by notice in writing to that effect given to the Corporation at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Article 12
Indemnification and Contribution

12.1        The Corporation shall indemnify and hold harmless each of the Underwriters and the Underwriters’ directors, officers, shareholders, agents and employees and each person who controls any Underwriter within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange Act (collectively, the Indemnified Parties and individually, an Indemnified Party) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Purchased Securities), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:

(a)	any information or statement (except any information or statement relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) in the Base Prospectus, the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement, the U.S. Final Prospectus, any Prospectus Amendment or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)	any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)	any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Purchased Securities or any of them in any of the Provinces and Territories or in the United States; or

(d)	the Corporation not complying with any requirement of applicable Canadian Securities Laws or U.S. securities laws in connection with the transactions contemplated herein.

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Corporation and its directors, officers, employees and agents and each person who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act, from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein contained in the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Prospectus Supplement, the U.S. Final Prospectus, or any Issuer Free Writing Prospectus (including any amendment or supplement if the Corporation shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

The Corporation acknowledges that the statements set forth under the heading “Plan of Distribution” in the ninth paragraph thereof in the Prospectus Supplement and the U.S. Final Prospectus constitute the only information and statements relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein.

12.2        In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the distribution of the Purchased Securities; or

(b)	if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. The relative benefits received by the Corporation on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Purchased Securities received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Corporation (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1 hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2. Notwithstanding the provisions of this section 12.2, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

12.3        If any matter or thing contemplated by this Article 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Corporation and the Underwriters of the nature of such claim (provided that any failure to so notify the Corporation promptly shall relieve the Corporation of liability under this Article 12 only to the extent that such failure prejudices the Corporation’s ability to defend such claim), and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time, or (ii) the employment of such counsel has been authorized in writing by the Corporation, or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Corporation and the Indemnified Party shall have received a written opinion from counsel acceptable to the Corporation (acting reasonably) that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Corporation shall not be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Corporation to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter of the covenants of the Corporation under sections 12.1 and 12.2 hereof with respect to the Underwriters’ directors, officers, shareholders, agents and employees, and each person who controls any Underwriter, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by one or more of the Underwriters, the Corporation agrees to pay the Underwriter the reasonable costs (including an amount to reimburse the Underwriter for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

12.4        Provided that Deutsche Bank or Truist, as applicable, has not terminated and cancelled its obligations to the Corporation in accordance with Article 14, each of Deutsche Bank and Truist, as applicable, severally (and not jointly), agrees that if any claims are made against an Indemnified Party (and such claims did not include Deutsche Bank or Truist, as applicable, on the basis that it did not sign the underwriters’ certificate to the Prospectus Supplement and such claims would have included Deutsche Bank or Truist, as applicable, if it had signed such certificate) under Section 130 of the Securities Act (Ontario) or the equivalent provisions of the Canadian Securities Laws in other Provinces or Territories based upon a misrepresentation or alleged misrepresentation in the Prospectus Supplement, and such Indemnified Party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such claims and such Indemnified Party does pay such claims (the Liability Amount), then each of Deutsche Bank and Truist, as applicable, shall, severally (and not jointly), indemnify such Indemnified Party from and against the Liability Amount for their respective pro rata share of such Liability Amount, on the basis of and assuming that they had signed the underwriters’ certificate to the Prospectus Supplement, but only to the extent of its underwriting obligation under Article 14. Deutsche Bank or Truist, as applicable, shall, severally (and not jointly), further indemnify such Indemnified Party, without regard to the final outcome of any such claims, for their respective pro rata share of any legal and other expenses reasonably incurred and paid by such Indemnified Party in connection with the investigation or defence of any such claims (the Indemnified Expenses). For the purposes of determining the aggregate amount that each of Deutsche Bank or Truist, as applicable, is obligated to indemnify all other Indemnified Parties, “pro rata” will be based on the percentage of Firm Securities set forth opposite its name in Article 14 as compared to the total number of Firm Securities. For the avoidance of doubt, the maximum aggregate amount which Deutsche Bank or Truist, as applicable, is required to indemnify the other Indemnified Parties under this section 12.4 shall be the lesser of (i) in the case of Deutsche Bank, 2.50% of the total of the Liability Amount and Indemnified Expenses and, in the case of Truist, 1.00% of the total of the Liability Amount and Indemnified Expenses, and (ii) the respective total public offering price of the Purchased Securities, Deutsche Bank or Truist, as applicable, is required to place or purchase under Article 14. The amount payable by Deutsche Bank or Truist, as applicable, to the Indemnified Parties pursuant to this section 12.4 shall be reduced to the extent that Deutsche Bank or Truist, as applicable, is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the claim or claims that are the subject matter of the indemnification being sought. Further, Deutsche Bank or Truist, as applicable, will only be required to make payment to an Indemnified Party pursuant to this section 12.4 if (i) such Indemnified Party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this section 12 but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the Indemnified Party) that the claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the Indemnified Party acknowledges, that such claim to which such Indemnified Party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party then such Indemnified Party shall promptly reimburse to Deutsche Bank and/or Truist, as applicable, any Indemnified Expenses. If any claim is asserted against any Indemnified Party that is or may be subject to indemnification under this section 12.4, the Indemnified Party will notify Deutsche Bank and/or Truist, as applicable, in writing as soon as possible of the particulars of such claim (but the omission so to notify Deutsche Bank or Truist, as applicable, of any potential claim shall not relieve it from any liability which it may have to any Indemnified Party and any omission so to notify Deutsche Bank or Truist, as applicable, of any actual claim shall affect its liability only to the extent that, Deutsche Bank and Truist, as applicable, is actually and materially prejudiced by that failure). With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters other than Deutsche Bank or Truist shall obtain and hold the rights and benefits of this section 12.4 in trust for and on behalf of such Indemnified Party.

12.5        The rights provided in this Article 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

Article 13
Expenses

13.1        If the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Purchased Securities shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Purchased Securities for distribution in the Provinces and Territories and in the United States; the preparation, printing, issuance and delivery of certificates for the Purchased Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Purchased Securities; if applicable, any registration or qualification of the Purchased Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Purchased Securities; all other costs and expenses of the Corporation and its representatives incidental to the performance by the Corporation of its obligations hereunder; the fees and expenses of counsel and auditors for the Corporation; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Base Prospectus, the Prospectus Supplement, the Registration Statement, the U.S. Final Prospectus, any marketing materials, any Issuer Free Writing Prospectus and any amendment or supplement to any of them, excepting Underwriters’ out-of-pocket expenses and the fees and expenses of counsel for the Underwriters. The Underwriters’ reasonable out-of-pocket expenses and fees and expenses of counsel for the Underwriters shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Corporation for all of the reasonable fees and expenses incurred by the Underwriters (including the reasonable fees and expenses of their counsel) if the sale of the Purchased Securities as contemplated herein is not completed other than by reason of default by any of the Underwriters.

Article 14
Several Obligations

14.1        The Underwriters’ obligations to purchase the Purchased Securities at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Purchased Securities to be purchased at that time:

RBC Dominion Securities Inc.	19.48%
Scotia Capital Inc.	18.67%
BMO Nesbitt Burns Inc.	13.18%
CIBC World Markets Inc.	13.18%
TD Securities Inc.	13.18%
National Bank Financial Inc.	6.31%
Citigroup Global Markets Canada Inc.	2.50%
Deutsche Bank Securities Inc.	2.50%
HSBC Securities (Canada) Inc.	2.50%
Barclays Capital Canada Inc.	2.00%
Merrill Lynch Canada Inc.	2.00%
Mizuho Securities Canada Inc.	2.00%
Truist Securities, Inc.	1.00%
Wells Fargo Securities Canada, Ltd.	1.00%
ATB Capital Markets Inc.	0.50%

100%

For the avoidance of doubt, Deutsche Bank and Truist will only distribute the Purchased Securities outside of Canada.

Subject to section 14.2, no Underwriter shall be obligated to take up and pay for any of the Purchased Securities to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Purchased Securities set out opposite their name above.

14.2        If one or more of the Underwriters fails to purchase its or their applicable percentage of the Purchased Securities at the Closing Time, and if the aggregate number of Purchased Securities not purchased is:

(a)	less than or equal to 12% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Purchased Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)	greater than 12% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Purchased Securities, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Purchased Securities which would otherwise have been purchased by the defaulting Underwriter or Underwriters, and the remaining Underwriters shall also have the right, by notice in writing to the Corporation, to postpone the Closing Time for a period not exceeding two business days.

In the event that the right to purchase under section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

Nothing in this Article 14 shall obligate the Corporation to sell to any or all of the Underwriters less than all of the Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 12 or Article 13 hereof.

Article 15
Co-Lead Underwriters

15.1        All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Article 10, Article 11, Article 12, and Article 14 hereof may be taken by the Co-Lead Underwriters on the Underwriters’ behalf (or the Designated Underwriter in the case of sections 2.4(b) and 2.5), and this Agreement is the Corporation’s authority for dealing solely with, and accepting notification from, the Co-Lead Underwriters (or the Designated Underwriter in the case of sections 2.4(b) and 2.5) with respect to any such steps on their behalf. Other than as set forth in this section 15.1, no action by any Underwriter shall be binding on any other Underwriter.

Article 16
Notices

16.1	Any notices or other communication to be given hereunder shall:

(a)	in the case of notice to the Corporation, be addressed to the attention of the President and Chief Executive Officer, with a copy to the attention of the Corporate Secretary, at the address on page 1 hereof, or email at corporate_secretary@tcenergy.com; and

(b)	in the case of notice to the Underwriters, be addressed as follows:

RBC Dominion Securities Inc. 3900 Bankers Hall West 888 – 3rd Street SW Calgary, AB T2P 5C5	Scotia Capital Inc. Brookfield Place, Suite 1700 225 – 6th Avenue SW Calgary, AB T2P 1N2

Attention:	Jeffrey Cormack	Attention:	David Baboneau
Email:	[*****]	Email:	[*****]

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by email, and shall be deemed to be given at the time emailed or delivered, if emailed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

16.2	(a)	By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed TransCanada PipeLine USA Ltd. (or any successor) (together with any successor, the Agent for Service), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Purchased Securities or, that may be instituted in any federal or state court in the State of New York (a New York Court), or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Purchased Securities shall be outstanding.

(b)	The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding, and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this subsection 16.2 shall survive any termination of this Agreement, in whole or in part.

Article 17
Miscellaneous

17.1        Unless otherwise indicated all references herein to currency shall be to the lawful money of Canada.

17.2        The representations, warranties and covenants (which for clarity shall include the indemnification and contribution provisions herein) contained in this Agreement shall survive the purchase by the Underwriters of the Purchased Securities and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Purchased Securities.

17.3        Time shall be of the essence of this Agreement.

17.4        This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement. A signed counterpart of this Agreement provided by way of facsimile transmission or electronic delivery shall be as binding upon the parties as an originally signed counterpart.

17.5        If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.6        The Corporation acknowledges and agrees that (i) the purchase and sale of the Purchased Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Corporation, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Corporation with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) or any other obligation to the Corporation except the obligations expressly set forth in this Agreement, and (iv) the Corporation has consulted its own legal and financial advisors to the extent it deemed appropriate. The Corporation agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

17.7        This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

17.8        The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Corporation with respect to the subject matter hereof.

17.9        Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

17.10     National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (TMX Group) and has a nominee director serving on TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

17.11

(a)	In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 17.11:

BHC Act Affiliate has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

Covered Entity means any of the following:

(i)       a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)       a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)       a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

Default Right has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

U.S. Special Resolution Regime means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder, and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Co-Lead Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Purchased Securities on the terms set out herein. Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

RBC DOMINION SECURITIES INC.		SCOTIA CAPITAL INC.

Per:	(signed) “Jeff Cormack”	Per:	(signed) “David Baboneau”
	Name: Jeff Cormack		Name: David Baboneau
	Title: Managing Director		Title: Managing Director

BMO NESBITT BURNS INC.		CIBC WORLD MARKETS INC.

Per:	(signed) “Tim Lisevich”	Per:	(signed) “Kelsen Vallee”
	Name: Tim Lisevich		Name: Kelsen Vallee
	Title: Managing Director		Title: Managing Director

TD SECURITIES INC.		NATIONAL BANK FINANCIAL INC.

Per:	(signed) “Harold R. Holloway”	Per:	(signed) “Tuc Tuncay”
	Name: Harold R. Holloway		Name: Tuc Tuncay
	Title: Managing Director		Title: Managing Director

CITIGROUP GLOBAL MARKETS CANADA INC.		DEUTSCHE BANK SECURITIES INC.

Per:	(signed) “Ken Davis”	Per:	(signed) “Ben Selinger”
	Name: Ken Davis		Name: Ben Selinger
	Title: Head of Canada Energy		Title: Director

		Per:	(signed) “Samir Abu-Khadra”
Name: Samir Abu-Khadra
Title: Director

HSBC SECURITIES (CANADA) INC.		BARCLAYS CAPITAL CANADA INC.

Per:	(signed) “Greg Gannett”	Per:	(signed) “Erik Charbonneau”
	Name: Greg Gannett		Name: Erik Charbonneau
	Title: Managing Director		Title: Managing Director

Underwriting Agreement

MERRILL LYNCH CANADA INC.		MIZUHO SECURITIES CANADA INC.

Per:	(signed) “Kelsey Scott”	Per:	(signed) “Josh Weismer”
	Name: Kelsey Scott		Name: Josh Weismer
	Title: Managing Director		Title: Vice President

TRUIST SECURITIES, INC.		WELLS FARGO SECURITIES CANADA, LTD.

Per:	(signed) “Ken Brandes”	Per:	(signed) “Jamie McKeown”
	Name: Ken Brandes		Name: Jamie McKeown
	Title: Managing Director		Title: Vice President

ATB CAPITAL MARKETS INC.

Per:	(signed) “Brian D. Heald”
Name: Brian D. Heald
Title: Managing Director

Underwriting Agreement

Accepted and agreed to as of August 5, 2022.

TC ENERGY CORPORATION

Per:	(signed) “Joel Hunter”
	Name:	Joel Hunter
	Title:	Executive Vice-President and Chief Financial Officer

Per:	(signed) “Jon Wrathall”
	Name:	Jon Wrathall
	Title:	Vice-President, Finance and Evaluations

Underwriting Agreement

ANNEX A

Opinion of Mayer Brown LLP

[*****]

ANNEX B

Opinion of In-house counsel to the Corporation

[*****]

ANNEX C

Opinion of Blake, Cassels & Graydon LLP

[*****]

ANNEX D

Filed Pursuant to Rule 433

Registration No. 333-252123

August 4, 2022

TC Energy Corporation

Pricing Term Sheet – Common Shares

See Attached.